July 22, 2021

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Robert Klein
Cara Lubit John Stickel John Dana Brown

Re:	KingsCrowd, Inc. Offering Statement on Form 1-A Filed March 31, 2021 File No. 024-11497

Ladies and Gentlemen:

This letter sets forth the responses of KingsCrowd, Inc. (“we,” “us” or the “Company”) to the comments contained in your letter, dated July 16, 2021 (the “Letter”), relating to the Company’s Offering Statement on Form 1-A, File No. 024-11497 (the “Offering Statement”), originally filed on March 31, 2021 as amended by Amendment No. 1 filed no June 4, 2021 and Amendment No. 2 filed on July 2, 2021. The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Company are set forth in plain text immediately following each comment. Please note that we are submitting Amendment No. 3 to the Offering Statement (“Amendment No. 3”) via EDGAR on the date hereof.

Amendment No. 2 to Offering Statement on Form 1-A filed July 2, 2021

Dilution, page 27

1.

We note your response to comment 4 and revised table on page 28 showing the reconciliation to your $291,200 NTBV as of December 31, 2020. However, we also note that it appears you are adding $462,357 of intangible assets to your total assets of $1,044,386 in order to arrive at total tangible assets of $1,506,743, rather than subtracting as stated in the description. Please revise or clarify accordingly.

We respectfully advise that the Staff that we have revised applicable portions of the section entitled “Dilution” in Amendment No. 3, including narrative and tabular information, to subtract the intangible assets in the amount of $462,357 from the total tangible assets.

1

General

2.

Please revise to disclose all information related to the conversion of the convertible promissory notes for which you currently have place holders. In doing so, assume such conversion has already occurred on a recent practicable date and explain that such disclosure is being provided for illustrative purposes. We note you intend to revise this disclosure with updated information after qualification of the offering statement.

We respectfully advise that the Staff that we have revised Amendment No. 3 as applicable to include information regarding the conversion of the 2021 Convertible Notes as of July 16, 2021, noting that such information is illustrative only and that the Company will revise the information as of the date on which the Staff qualifies the offering.

We further advise the Staff that we have revised the Use of Proceeds table appearing on page 26 to show the receipt by the Company of $1,127,851 of proceeds from the sale of the 2021 Convertible Notes that are being converted on the qualification of the offering, noting that said number is illustrative only and will be revised on the qualification date, and further noting in a footnote to the table that the proceeds were used for general working capital purposes, including paying salaries of employees and consultants.

We hope that the responses we have provided in this correspondence are helpful and fully resolve the comments raised in the Letter. If you have any questions or further comments, please feel free to contact the undersigned at (914) 826-4520 or by email at chris@kingscrowd.com. You may also contact our counsel, William Ruffa, directly at (646) 831-0320 or by email at bruffa@lawruffa.com.

Very truly yours,

KINGSCROWD, INC.

By:	/s/ Christopher Lustrino

2